

March 30, 2009

Eric J. Wedeen
Chief Financial Officer
Community Financial Shares, Inc.
357 Roosevelt Road
Glen Ellyn, IL 60137

> **Re:** **Community Financial Shares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2009**
> **File No. 000-51296**

Dear Mr. Wedeen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Please provide completed pro forma financial information in your next amendment. We may have additional comments after reviewing that information.

2. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included historic financial statements

in your proxy statement. Please explain to us why you believe financial statements are not material. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

3.   We note that you have already received preliminary approval from the U.S. Treasury Department to participate in the Capital Purchase Program. Please disclose any material conditions to this participation.

4.   Please tell us whether the preliminary approval from the U.S. Treasury Department is for participation in either the "private" company program or the "public" company program. If you are eligible to participle in both, tell us when the deadline for your decision is.

5.   Disclose, if true, that the U.S. Treasury Department is not obligated to grant final approval of your participation in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities are not guaranteed.

6.   Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and you do not participate in the Capital Purchase Program for whatever reason.

7.   We note your disclosure on page 16 regarding your evaluation of existing employee benefit plans or contracts. We also note from your other filings that you began conducting this evaluation in November of 2008. Please disclose whether you will modify any plans or contracts to comply with the limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement

Eric J. Wedeen
Community Financial Shares, Inc.
March 30, 2009
Page 3

from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

cc: (facsimile only)

Edward G. Olifer
Kilpatrick Stockton